Exhibit 99.2

HOME INNS & HOTELS MANAGEMENT INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HMIN)

________

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 18, 2014

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Home Inns & Hotels Management Inc. (the “Company”) will be held at Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong on November 18, 2014 at 10:00 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolutions as special resolutions:

“RESOLVED, as special resolutions:

THAT the legal name of the Company be changed from “Home Inns & Hotels Management Inc.” to “Homeinns Hotel Group”; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The board of directors of the Company has fixed the close of business on October 10, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://english.homeinns.com, or by contacting IR Department, Home Inns & Hotels Management Inc., No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China, telephone: +86-21-3337-3333*3872, fax: +86 21 6483-5665, email: ir@homeinns.com.

By Order of the Board of Directors,

David Jian Sun
Director and Chief Executive Officer

Shanghai, September 29, 2014